

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 26, 2020

Andrew Taylor
Chief Financial Officer
Motus GI Holdings, Inc.
1301 East Broward Boulevard, 3rd Floor
Ft. Lauderdale, FL, 33301

Re: Motus GI Holdings, Inc.
 Registration Statement on Form S-1
 Filed October 20, 2020
 File No. 333-249565

Dear Mr. Taylor:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact James Young at 202-551-4679 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Steven Skolnick